FORM 12

NOTICE OF PROPOSED STOCK CONSOLIDATION

OR RECLASSIFICATION

Name of Listed Issuer: Peak Fintech Group Inc. (the "Issuer")

Trading Symbol: PKK

Date: July 22, 2021

This form is to be used to report a proposed reclassification, which is any change to the terms of a listed security other than a stock split or dividend.

1. Provide full details of the reclassification

The Company will consolidate all of the issued and outstanding common shares of the Company ("Common Shares") on the basis of one (1) post- consolidation Common Share for every two (2) pre-consolidation Common Shares (the "Consolidation"). The Company obtained a waiver from the CSE to the name change requirement. The shareholders of the Company approved the Consolidation at a meeting held on February 16, 2021 and the directors of the Corporation approved the Consolidation ratio by written resolution dated July 20, 2021.

2. Number of securities outstanding and reserved for issuance following the reclassification

80,480,171

3. Describe the anticipated impact of the reclassification on the liquidity of the market for the listed security and on voting and equity rights of public shareholders

There will be no material change on the liquidity of the market, and no change on voting rights and equity rights of the public shareholders.

4. Date of shareholders' meeting to approve the reclassification February 16, 2021

5. Record date for the reclassification: July 28, 2021

FORM 12 - NOTICE OF PROPOSED STOCK CONSOLIDATION OR RECLASSIFICATION January 2015 Page 1

6. Certificate of Compliance

The undersigned hereby certifies that:

1. The undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to sign this Certificate of Compliance.

2. As of the date hereof there is no material information concerning the Issuer which has not been publicly disclosed.

3. The undersigned hereby certifies to the Exchange that the Issuer is in compliance with the requirements of applicable securities legislation (as such term is defined in National Instrument 14-101) and all Exchange Requirements (as defined in CNSX Policy 1).

4. All of the information in this Form 12 Notice of Proposed Stock Consolidation or Reclassification is true.

Dated July 22, 2021.

Johnson Joseph
Name of Director or Senior Officer

"Johnson Joseph"
Signature

President and Chief Executive Officer
Official Capacity

FORM 12 - NOTICE OF PROPOSED STOCK CONSOLIDATION OR RECLASSIFICATION January 2015 Page 2